

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

March 11, 2010

Mr. Craig Wagenschutz
Chief Financial Officer
Megola, Inc.
704 Mara Street, Suite 111
Point Edward, Ontario N7V1X4

> **Re**: **Megola, Inc.**
> **Form 10-K for Fiscal Year Ended July 31, 2009**
> **Filed November 27, 2009**
>
> **Forms 10-Q for Fiscal Quarter Ended October 31, 2009**
> **File No. 0-49815**

Dear Mr. Wagenschutz:

     We have reviewed your supplemental response letter dated March 9, 2010 as well as the above referenced filings and have the following comments. As noted in our comment letter dated March 9, 2010, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. In our comments, we have asked you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Form 10-K for Fiscal Year Ended July 31, 2009

Note 4 Intangible asset- Distribution rights, page 29

1. We note that you continue to believe that the distribution rights for the Hartindo line of fire safety products have an indefinite life. While we note that the agreement no longer contains performance obligations to remain in force, it appears that the Hartindo technology would be subject to some obsolescence and competition in future periods and therefore the intangible asset should be amortized over the useful life of the Hartindo technology. Please tell us how you evaluated the estimated useful life of the Hartindo technology, including how you determined the expected useful life of the Hartindo product line, using the guidance in paragraph 350-30-35-3. Please address your assumptions of obsolescence, demand, competition and other economic factors in your response.

General

2. In addition to filing your responses to these comments on EDGAR, please also file your response letter dated March 9, 2010 on EDGAR as correspondence.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Ivette Leon Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director